Mail Stop 4561

May 14, 2010

Kumar Gursahaney
DJSP Enterprises, Inc.
900 South Pine Island, Suite 400
Plantation, FL 33324

>   **Re: DJSP Enterprises, Inc.**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed April 22, 2010**
>   **File No. 333-164907**

Dear Mr. Gursahaney:

    We have reviewed your amended registration statement and have the following comments. References to prior comments refer to the comments in our letter dated April 16, 2010.

Prospectus Summary, page 1

1.   Please revise the summary to include a section that highlights Mr. Stern's role in DJSP Enterprises. For example, include in this section a discussion of his ownership interests in DJSP, any other direct and indirect relationships he has with the company, agreements he has with the company and its affiliates, the company's reliance upon his services, and the conflicts of interest he faces as a result of his relationship with DJS. Please also add a section on recent developments in which you discuss changes in trends and operating results that have occurred since the date of your most recent balance sheet.

Overview, page 1

2.   We note your response to prior comment 3. We are still unclear as to the roles of FlatWorld and Fortuna in the transaction. Please clarify the relationship of these entities to DAL prior to the transaction with DJSP and disclose who controlled both entities at the time of the transaction. Also, we note the disclosure on page 66 regarding the consulting arrangement between DAL and FlatWorld. Please clarify in this section and on page 66 the nature of the consulting services that FlatWorld is providing to the company.

Risks Related to our Business, page 4

3.   Please add a risk factor discussing the effects of the transaction with DAL on the company's financial condition, including the fact that the consideration paid to the Stern

Contributors eliminated the company's retained earnings and resulted in negative equity. Also, discuss the indebtedness incurred in connection with the transaction and the risk this debt poses to the company and investors.

4.   We note recent news articles that discuss increased scrutiny of foreclosures by prosecutors and judges in certain regions, including Florida. See e.g., "Judge Bashes Bank in Foreclosure Case," published on WSJ.com on April 17, 2010 and available at http://online.wsj.com/article/SB10001424052702303491304575188943977777722.html. Please tell us what consideration you have given to including a risk factor discussing the effects of this increased scrutiny on your business operations, including the risk that a case may be dismissed due to the actions of a bank or its representatives. Also, given the increase in the volume of your referrals, consider adding a risk factor describing the challenges your company faces in ensuring that materials prepared and submitted in support of a foreclosure action are factual and processed correctly, as well as the impact that the increase in referrals has had, and is expected to have, on your internal controls over financial reporting.

"David J. Stern, the President and Chief Executive Officer of DAL, is also the sole owner of the Law Offices of David J. Stern…," page 4

5.   We note your discussion in this risk factor of the conflicts of interest Mr. Stern may face as a result of his relationship with both you and DJS. Please disclose in the risk factor how such conflicts would be resolved.

"David J. Stern plays a critical role in the success of both DJS and the Company…," page 4

6.   Please revise this risk factor and the caption to clarify that the company's business would be adversely affected if for any reason, not just illness or death, Mr. Stern was unable to perform his duties.

If the number of case files referred to DJS LLC by DJS, which is its principal foreclosure processing service law firm client, do not increase…," page 4

7.   Please include in this risk factor information of the number of referrals that DJSP has received in each of the last three fiscal years and to date in fiscal 2010. We note your disclosure on page 19 that DJSP received 70,382 foreclosure files in 2009 compared to 70,328 in 2008.

Risks Related to Our Structure

"Registration rights held by the holders of DAL's membership interests…", page 10

8.   In this risk factor or a separate risk factor, please address the possible dilution your stockholders will experience if all of the outstanding DAL Series B Preferred Units convert into DAL common units.

Capitalization of DJSP Enterprises, Inc. page 16

9.   Revise the "as adjusted" column of the capitalization table to conform to your pro forma balance sheet on page 31.

Management's Discussion and Analysis of Financial Condition and Results of Operations

DJS Processing Division and Combined Affiliates - Management's Discussion and Analysis of Financial Condition and Results of Operations

2009 compared to 2008, page 19

10.   Please clarify the precise reasons underlying the 30.7% increase in revenue in 2009. In this regard, you describe an increase in mortgage foreclosure related activities in your principal market, yet the number of foreclosure files received in 2009 increased by 54 files over the 70,328 received in 2008, an increase of less than 1%. Your disclosure suggests that there is a positive impact on revenue per file associated with additional fee revenues received from loan modifications and loss mitigations, however, it is unclear from your disclosure how this impact contributed to your revenue increases.

11.   Explain how the timing of revenue recognition is impacted by the average file processing time for foreclosure files. We note that processing time typically ranges from 220 to 240 days. We also note that deferred revenue decreased by approximately 15% in 2009, to $225,063. Expand your disclosure to include a discussion of the impact deferred revenue has on revenue in each period, including an explanation for the balance of deferred revenue remaining unchanged at December 31, 2008 from December 31, 2007 at $263,900. In this regard, there appear to be several stages that a file moves through during the foreclosure process. Provide us with an analysis of the file activity during each of the periods presented (to include beginning files in process, received, completed, and ending in process) and tell us what consideration you have given to disclosing these amounts with a view toward increasing visibility of future revenue trends.

Pro Forma Adjustments, page 32

Note (5)

12.   We are continuing to consider your response to prior comment 8. Tell us how you determined that the accounting for the shares subject to the two rescission rights described on page 36 of the proxy statement filed as an exhibit to the Form 6-K submitted on December 29, 2009, is not within the scope of paragraphs 3 and 4 of ASC 480-10-S99-3A. In this regard, the possibility of a triggering event that is not solely within the control of the issuer would require an instrument to be classified in temporary equity.

13.   Refer to the third paragraph of your response to prior comment 8. Please provide a more thorough analysis of your conclusion that the probability of rescission claims is remote. In this regard, your analysis should, at a minimum, address both of the two rescission rights and the length of time that a claimant has available to make a claim, as discussed on page 27 of your Form 6-K filed on December 29, 2009. Further, tell us how you determined that the risk of a rescission claim is remote based on the rise in the company's stock price subsequent to the transaction in light of the volatility in the stock market and mortgage foreclosure industry in recent periods. If other variables were considered in reaching your conclusion, please describe those as well.

14.   Refer again to the third paragraph of your response, in which you state that "in the event a holder….made such a rescission claim, the Company is not obligated to make a cash payment…." Please explain this statement in light of the discussion of Rescission Rights on page 27 of the Form 6-K submitted on December 29, 2009.

Pro Forma Adjustments, page 33

15.   Revise your footnote 9 to indicate that the Cash Consideration Purchase Price represents an acquisition of the Stern Contributors' interest in DAL. Tell us why you do not allocate the equity (including Paid-In-Capital) in DJSP Processing Division and Combined Affiliates between the equity acquired for cash consideration and the equity that "remains" as minority interest. Revise to disclose the allocation of DAL's equity. You should also disclose the amount that the cash consideration of $145,969,000 was in excess of the carrying value of the equity interest sold (i.e., $9,139,000) and indicate that this excess amount represents a special dividend or distribution to the Stern Contributors.

16.   We note that the footnote detail for the Series B units is now contained in footnote 12. We note, however, that no Adjustment (12) appears on the face of the pro forma Balance Sheets. Your response to prior comment 9 indicates that you did not record the Series B at fair value because the Transaction was accounted for as a recapitalization. Revise to

disclose how you are accounting for the Series B and indicate how you factored the Series B in your calculation of the minority interest amount and percentage. You should disclose the issuance of <u>all</u> shares by DAL to acquire the Stern Contributors and the then existing members of DAL's equity interest in DJS Processing Division and Combined Affiliates. For example, your footnote should indicate that DAL issued ordinary shares, Series A and B shares in exchange for their interest and should indicate how this exchange was accounted for in this footnote. You should also disclose the equity interest components that represent the minority in DAL.

17.   Disclosure on page 64 states that the Series B-1 units were converted to common shares on March 23, 2010. Please expand your description of Adjustment (12) to include this event.

Business

Case Volume, page 42

18.   We note that in referring to volume growth of 57% and 192% in 2008 and 2007 you state that "this growth trend has continued to date." Please update this section to reflect case volume through December 31, 2009.

19.   With regard to your disclosure that during the first six months of 2009 foreclosure file referrals were more than 6,200 per month, please provide us with an analysis of foreclosure file referrals by month. Your analysis should depict the number of foreclosure file referrals received in all months in 2009 and 2010, for which information is available. Compare the number of referrals in each month to the same month in the prior year. Given the unprecedented foreclosure activity in the United States, and in Florida in particular, tell us what consideration you have given to disclosing these recent trends and whether you expect such trends to change in future periods.

Selling Shareholders, page 71

20.   We note your response to prior comment 13. Please revise this section to disclose, if true, that Messrs. Proper and Kaufman purchased the shares they are offering for a nominal fee in connection with the formation of Chardan 2008 and that at the time they acquired their shares, they did not have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

*   *   *   *   *

Kumar Gursahaney
DJSP Enterprises, Inc.
May 14, 2010
Page 6

As appropriate, please revise your registration statement in response to our comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 or Stephen G. Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, you may contact the undersigned at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 407-4990
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP